Exhibit 99.1

CRH Increases Credit Facility to Fund Additional Growth
Scotiabank syndicates credit facility with U.S. Bank
VANCOUVER, B.C. – June 15, 2016 - CRH Medical Corporation (TSX: CRH) (NYSE MKT:CRHM) ("CRH" or the "Company"), a North American medical company that provides physicians with innovative products and services for the treatment of gastrointestinal diseases, has entered into an agreement with The Bank of Nova Scotia ("Scotiabank") for a US$55M Senior Secured Revolving Syndicated Credit Facility (the "Facility"). The Facility was increased from US$33M to US$55M and now includes US Bank National Association ("U.S. Bank") as a partner to CRH and Scotiabank.
The additional credit facility will be used to fund future acquisitions. The interest for the Facility is calculated using a set formula with a base rate plus 2.5% - 3.0%, depending on the Company's total debt to EBITDA ratio. Under the Facility, using the current base rate, CRH has an expected total interest cost currently of approximately 3.50% per annum. The Facility matures on April 30, 2018 and is self-amortizing with fixed quarterly repayments of approximately 5% of the outstanding balance each quarter.

"CRH has now demonstrated a series of disciplined, accretive acquisitions, which has benefited both our shareholders and our creditors. Our financial strength has allowed us to expand our access to relatively low cost, non-dilutive capital in order to maintain our pace and size of accretive acquisitions. We are pleased to have partnered and grown with Scotiabank and to have also added a new partner in U.S. Bank," stated Richard Bear, Chief Financial Officer.

Key benefits of the Scotiabank/U.S. Bank credit facility
•	Expanded Facility provides flexibility to CRH for additional acquisitions
•	Maintained at an attractive interest rate, currently at approximately 3.50% per annum
•	Additional acquisitions likely to be immediately accretive to cash flow, EBITDA and earnings
•	Provides credit framework for CRH to grow to the next level of critical mass

CEO of CRH, Edward Wright added "In relatively short order we have established the support from the capital markets with the accompanying, appropriate financial tools from premier banking institutions Scotiabank and U.S. Bank to help us execute on a vision of strong growth for CRH. We continue to be in active discussions with a significant pipeline of acquisition opportunities."

About CRH Medical Corporation:
CRH Medical Corporation is a North American company focused on providing physicians with innovative services and products for the treatment of gastrointestinal diseases. In 2014, CRH acquired a full service gastroenterology anesthesia company, Gastroenterology Anesthesia Associates, LLC ("GAA"), which provides anesthesia services for patients undergoing endoscopic procedures and has complemented this acquisition with five additional acquisitions of anesthesia companies completed in 2015 and a sixth transaction completed in 2016. Anesthesia assisted endoscopies make these procedures more comfortable for patients and allow gastroenterologists to perform more procedures. CRH plans to leverage the capabilities it acquired through GAA to continue to consolidate the highly fragmented gastroenterology anesthesia provider business. The Company's product distribution strategy focuses on physician education, patient outcomes, and patient awareness. The Company's first product, the CRH O'Regan System, is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I – IV.  CRH distributes the CRH O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves. The Company's goal is to establish CRH as the premier provider of essential services and innovative products to gastroenterologists throughout the United States.

For more information, please contact:

David Matousek, Director of Investor Relations
CRH Medical Corporation
800.660.2153 x1030
dmatousek@crhmedcorp.com

Cautionary Note Regarding Forward-looking statements:

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements.  Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "plan," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology. Readers are cautioned regarding statements discussing profitability; growth strategies; anticipated trends in our industry; our future financing plans; and our anticipated needs for working capital. Forward looking statements in this press release include statements regarding potential additional acquisitions and the use of the Facility to finance such acquisitions, the Company's plan to use the Facility as a revolving credit facility and to keep cash balances low, the amount of anticipated interest rates, the Company's expectation of increasing revenue and operating EBITDA, continued growth of our business and leveraging our capabilities, and the anticipated benefits of the Facility. Actual events or results may differ materially from those discussed in forward-looking statements.  There can be no assurance that the forward-looking statements currently contained in this press release will in fact occur. The Company bases its forward-looking statements on information currently available to it. The Company disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.
Forward-looking information reflects current expectations of management regarding future events and operating performance as of the date of this document. Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in forward-looking information, including, without limitation: our ability to identify suitable acquisition candidates and to complete such acquisitions, our need for additional financing and our estimates regarding our capital requirements, future revenues and profitability; risks related to the Company's credit facilities; risks related to adverse movements in foreign currency exchange rates; risks of fluctuating interest rates and related interest expense and the other risks described in the Company's Annual Information Form, Management's Discussion and Analysis of Financial Condition and Results of Operations; its Registration Statement on Form 40-F and other documents filed with, or furnished to, Canadian securities regulators and the Securities and Exchange Commission.